Exhibit 16(a)(1)(ix)

OFFER TO PURCHASE ODD-LOTS FOR CASH

ACT Teleconferencing, Inc. is offering to purchase for $5.00 cash (without interest) all shares of its common stock held by shareholders who owned of record or beneficially 99 or fewer shares as of the close of business on June 6, 2007.

Please read the enclosed offer to purchase for cash and accompanying letter of transmittal for the material terms and conditions of the offer to purchase and the procedure for shareholders to tender their shares. The offer is being made only pursuant to the offer to purchase and letter of transmittal that this insert accompanies.

This offer to purchase will expire at 5:00 p.m. (Eastern Daylight Time) on July 18, 2007, unless extended or earlier terminated.

If you are an eligible shareholder and wish to tender your shares in exchange for cash, you must tender all of your shares in the manner described in the offer to purchase and letter of transmittal that this insert accompanies. Partial tenders will not be accepted.

If you have any questions, please contact ACT Teleconferencing, Inc.’s information agent for the offer to purchase at:

Morrow & Co., Inc.

(800) 607-0088